

Daniel Snedeker

Head of Recipe Development at Just Add Cooking Inc.

Allston, Massachusetts

Message

 Just Add Cooking Inc.

 Boston University

 See contact info

 86 connections

Experience



Just Add Cooking Inc.
1 yr 8 mos



Head Of Product Development
Apr 2018 – Present · 6 mos
Boston, MA

-Plan weekly menus to highlight seasonal, local ingredients.
-Develop new recipes for online and retail product lines.
-Manage inventory and ordering for online meal-kits and add-on marketplace.



Recipe Developer - Customer Service
Feb 2017 – Apr 2018 · 1 yr 3 mos

- Writing, testing, and editing recipes for ease of use that highlights local ingredients.
- Responded to customer services requests.
- Attended marketing events to promote Just Add Cooking.



Cook
Formaggio Kitchen
Jul 2016 – Feb 2017 · 8 mos
South End, Boston



Recipe Developer, Sourcing
Pantry.
May 2015 – Sep 2016 · 1 yr 5 mos
Brookline, MA

Education



Boston University
Master's degree, Music, Bassoon
2014 – 2016



Boston University

 **Indiana University Jacobs School of Music**
Bachelor's degree, Music, Bassoon; Business Minor

Skills & Endorsements

Copy Editing

Microsoft Office

Customer Service

Show more ∨

Accomplishments

2 **Certifications**   ∨
   Allergen Awareness Training • ServSafe

Interests

 **Just Add Cooking Inc.**
122 followers

 **Indiana University Jacobs Scho...**
1,721 followers

 **Boston University**
319,492 followers